

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 3, 2007

<u>By US Mail and Facsimile</u>

Ms. Maryna Bilynska
Everton Capital Corporation
1201-1166 Alberni Street
Vancouver, British Columbia
Canada V6E 3Z3

Re: Everton Capital Corporation
       Amendment No. 2 to Registration Statement on Form SB-2
       Filed July 9, 2007
       File No. 333-138995

Dear Ms. Bilynska:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please update your interim financial statements for the quarter ended May 31, 2007, and update the corresponding disclosures in your prospectus accordingly.

2.   We note your response to our prior comment 2, and reissue it in part:

- describe the terms of the prior initial public offerings of Adera Mines, Peloton Resources and Camden Mines and describe the similarities between those offerings and Everton and its proposed offering. Specifically we note that each registrant, similar to Everton, registered minimum/maximum offerings of common stock and that Mr. Lysiak was company counsel.

- in regard to your description of the activities of Adera Mines and Peloton Resources, you describe their prior activities in detail and in several instances use the words "our" and "we" in describing their activities. Taken together, a reader may believe that you are describing Everton's activities. Revise your disclosure to eliminate any suggestion that you are describing Everton's activities, and more succinctly summarize the prior activities of Adera Mines and Peloton Resources.

- provide the information requested in the third bullet of our prior comment 2 in regard to Camden Mines.

3.   We note your response to our prior comment 4 and reissue it. Given that Adera Mines, Peloton Resources and Camden Mines were not successful in implementing their original business plans as described in their prospectuses, describe the steps you will take to ensure that you will be successful. If the risks that Everton faces are similar to the risks faced by Adera Mines, Peloton Resources and Camden Mines, which risks ultimately caused these companies to abandon their mineral exploration business plan, specifically disclose this fact and the strong possibility that Everton may similarly be required to abandon its mineral exploration business plan.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Conrad Lysiak (via facsimile)
    D. Levy